TSX:K	NYSE:KGC	Filed by: Kinross Gold Corporation
This communication is filed pursuant to Rule 425
under The Securities Act of 1933, as amended
Subject Company: Aurelian Resources Inc.
Commission File No.: 333-152584
Date: July 29, 2008

NEWS RELEASE

Kinross mails offer to Aurelian shareholders
Completes previously announced private placement

Toronto, Ontario, July 28, 2008 — Kinross Gold Corporation (TSX: K; NYSE: KGC) announced today that it has completed the mailing of the takeover bid circular and related offer documents in respect of its offer to acquire all of the outstanding common shares of Aurelian Resources Inc. that it does not already own, on the basis of 0.317 of a Kinross common share and 0.1429 of a Kinross warrant for each Aurelian share to holders of Aurelian shares and holders of options of Aurelian. The offer expires at 6:00 p.m. (Toronto time) on September 3, 2008. Kinross has also filed copies of the formal offer documents with Canadian and United States securities regulators. Kinross' take-over bid circular will be available on SEDAR at www.sedar.com, on the SEC's website at www.sec.gov and on Kinross' website at www.kinross.com.

Kinross also announced that it had completed today the purchase of a previously-announced purchase of 15 million Aurelian shares on a private placement basis at a total subscription price of C$71.25 million, representing approximately 9.9% of the outstanding Aurelian shares. The purchase of the private placement shares represents a strategic investment in Aurelian irrespective of the outcome of the offer to acquire the balance of the Aurelian shares.

About Kinross

Kinross is a Canadian-based gold mining company with mines in the United States, Brazil, Russia and Chile, and employs approximately 5,000 people worldwide. Kinross' strategic focus is to maximize net asset value and cash flow per share through a four-point plan built on: generating growth from core operations; expanding capacity for the future; attracting and retaining the best people in the industry; and driving new opportunities through exploration and acquisition. Kinross maintains listings on the Toronto Stock Exchange (symbol: K) and the New York Stock Exchange (symbol: KGC).

Other information

Where we say "we", "us", "our", the "Company", or "Kinross" in this news release, we mean Kinross and/or its subsidiaries, as may be applicable.

This news release does not constitute an offer to buy or an invitation to sell, or the solicitation of an offer to buy or invitation to sell, any of the securities of Kinross or Aurelian. Such an offer may only be made pursuant to an offer and take-over bid circular filed with the securities regulatory authorities in Canada.

Kinross has filed an offer and take-over bid circular with Canadian provincial securities regulators. Kinross has also filed with the U.S. Securities and Exchange Commission a Registration Statement on Form F-8 which includes the offer and take-over bid circular. Investors and security holders are urged to read the offer and take-over bid circular regarding the proposed transaction referred to in these documents because they contain important information. Investors may obtain a free copy of the offer and take-over bid circular and other documents filed by Kinross with the Canadian provincial securities regulators on SEDAR at www.sedar.com, and with the SEC at the SEC's website at www.sec.gov. The offer and take-over bid circular and these other documents may also be obtained for free on Kinross' website at www.kinross.com.

Media Contact:
Steve Mitchell
Director, Corporate Communications
(416) 365-2726

Investor Relations:
Erwyn Naidoo
Vice President, Investor Relations
(416) 365-2744